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Exhibit 11

LCA-VISION INC.
Computation of Per Share Earnings (Loss)
For the Years Ended December 31, 1996, 1995 and 1994

                                     1996       1995        1994
Primary Earnings (Loss) Per
 Share

Net income (loss)             $ (4,056,906) $  178,764   $ 1,696,531
Pro forma income tax expense $    (40,600) $ (645,000)
Pro forma net income (loss)   $ (4,056,906) $  138,164   $ 1,051,531

Shares:
     Weighted average number of
   common shares outstanding   19,609,505    5,659,208     1,000,000

     Additional shares assuming
   exercise of stock options      (a)

Weighted average number of
   common shares adjusted       9,609,505    5,659,208     1,000,000

Earnings (loss) per share    $     (0.21)   $     .02    $     1.05

(a)     Net loss per share is based on outstanding common shares.
Assuming exercise of options would be anti-dilutive since an increase in the number of shares assumed to be outstanding would reduce the amount of the loss per share.


Exhibit 21

     SUBSIDIARIES OF THE REGISTRANT

LCA-Vision (Canada) Inc.                        Ontario, Canada
The Toronto Laservision Centre (1992) Inc.      Ontario, Canada
Toronto Lasersight Centre
LCA-Vision (Ohio), Inc.                         Ohio
938051 Ontario, Inc.                            Ontario, Canada